SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: FaithShares Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
         3555 Northwest 58th Street, Suite 410, Oklahoma City, Oklahoma 73112
Telephone Number (including area code): (405) 813-6338
Name and address of agent for service of process: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle with copies to Thompson S. Phillips, Jr., FaithShares Trust, 3555 Northwest 58th Street, Suite 410, Oklahoma City, Oklahoma 73112, J. Garrett Stevens, 3555 Northwest 58th Street, Suite 410, Oklahoma City, Oklahoma 73112, and W. John McGuire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
☑ Yes     ☐ No

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Oklahoma and state of Oklahoma on the 17th day of July 2009.

FAITHSHARES TRUST
/s/ Thompson S. Phillips, Jr.
Name:	Thompson S. Phillips, Jr.
Title:	Initial Trustee

Attest:
/s/ J. Garrett Stevens
Name:	J. Garrett Stevens
Title:	Chief Executive Officer FaithShares Advisors, LLC